UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 8, 2022

We hereby inform you as a Relevant Information Communication that today our subsidiaries Cumbra Peru S.A., (formerly GyM S.A.) and Unna Transporte S.A.C. (formerly Concar S.A.) were notified by the National Institute for the Defense of Competition and Protection of Intellectual Property (Indecopi) with Resolution 038- 2021/DLC-INDECOPI, by means of which an administrative sanctioning proceeding was initiated for the alleged horizontal collusive practice in the modality of concerted distribution of suppliers.

In this regard, we hereby state that:

1.	The indications mentioned by Indecopi regarding an alleged malpractice occurred in the period between 2011 and 2017, and were associated with employees who are no longer part of the company.

2.
After becoming aware of this investigation, the company implemented necessary measures, reinforcing procedures and controls, to ensure that actions such as those described do not happen under any circumstances.

3.	The company does not tolerate any action that goes against free competition and has the necessary processes in place to supervise and control that internal practices are aligned with this principle.

4.
Today the company is governed by the highest standards of ethics and corporate governance, and has a compliance area dedicated to promote and monitor the upright behavior of our employees and stakeholders.

5.	In this sense, we are committed to transparency, which is why we have provided and will continue to provide all the facilities for the authorities to carry out the corresponding investigations.

Thus, we reiterate our willingness and total disposition to clarify the facts indicated in the ongoing investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: February 8, 2022